Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Ballantyne Strong, Inc.:

We consent to the incorporation by reference in the registration statements (File Nos. 333-03849, 333-116739, 333-139177, and 333-153408) on Form S-8 of Ballantyne Strong, Inc. (the Company) of our reports dated March 16, 2011 with respect to the consolidated balance sheets of Ballantyne Strong, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010, and the related financial statement schedule II, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the Annual Report on Form 10-K of Ballantyne Strong, Inc. for the year ended December 31, 2010.

/s/ KPMG LLP

Omaha, Nebraska
March 16, 2011